Exhibit 4a

Moody's Global Legal Structure

12/31/2024



Moody's Corporation (Delaware)
Moody's Investors Service Inc. (Delaware)
Moody's Overseas Holdings Inc. (Delaware)
Moody's Shared Services, Inc. (Delaware)
Moody's Capital Markets Research Inc. (Delaware)
DVBS, Inc. (Delaware)
Moody's Advisors Inc. (Delaware)
The Moody's Foundation (New York)
US
Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

V1

Exhibit 4b
Organizational Chart as of December 2024


President & CEO
Chief Strategy Officer
MD-Corporate Development
MD-Corporate Development
VP-Corporate Development
Sr Project Mgr-Corp. Dev&Comms
Chief Corporate Affairs Officer
MD-Communications
MD-Communications
MD-Communications
SVP-Chief of Staff
MD-Govt & Public Affairs
MD-Gov't & Public Affairs
Chief Administrative Officer
Chief Tech Services Officer
Chief Info Security Officer
MD-Capability Center Global Head
MD-Chief Risk & Resiliency Off
SVP-Chief of Staff
VP-Strategic Planning
President –Moody's Ratings
Vice Chairman MR
MD-MR Chief of Staff
MR Chief Risk Officer
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
MD-Chief of Staff
Chief People Officer
MD-Chief Audit Executive
MD-Global Ratings & Research
SVP-Chief of Staff
MD-Gbl Pub Proj and Infra Fin
MD-Gbl Financial Institutions
MD-Global Structured Fin
MD-Global RRS
MD-Head of Global Sust Fin
MD–Cont Strat & Engagement
MD-Global Corp Finance
AMD
MD-Gbl FIG & Private Credit
MD-Process Imp & Data Mgmt
MD-MR Chief Tech Officer
MD-Head of Application Devel
MD-Technology Delivery
MD-Technology Delivery
MD-Data Strategy & Mgmt
SVP-Risk Management
SVP – General Counsel
Deputy General Counsel
MD-Corp Gov & Secur, Company Secretary
MD-Division General Counsel
General Counsel-MA
Sr Assistant General Counsel
Sr Assistant General Counsel
Assistant General Counsel
Assistant General Counsel
Senior Counsel
Counsel
VP-Chief of Staff
Chief Compliance Officer
SVP-Global Investigations
MD DCO Americas / Global Coordination
MD-Surveillance & Controls
MD-Designated Compliance Off
SVP-Compliance
MD-Designated Compliance Off
SVP-Compliance
SVP-Compliance
Hd of Compliance&RegAffairs /ML
MD-EMEA Compliance
SVP & Chief Financial Officer
Chief Acctg Officer&Controller
Chief Treasury Officer
MD-MR Business Planning
MD-Head of Investor Relations
SVP-Global Procurement
MD - Moody's Analytics Finance
SVP-Fin Strat Programs, Data & Analytics
VP-Chief of Staff
COO-Moody's Ratings
VP-Strat&Business Analysis
MD-Regional Head EMEA
MD-Regional Head Asia Pac
MD - Moody's Local Group
VP-Risk Management
SVP-Risk Governance
AMD-Governance Coordination
AMD-Domestic Markets Strategy
MD-Gbl DeFi & Digital Assets
SVP-Digital Economy
SVP-Analyst/Cyber Credit Risk
AMD-Digital Economy
AMD-Digital Fin and AI Analytics
MD-Chief Commercial Officer
SVP-Risk Management
Associate Managing Director
MD-Gbl Pricing & Comm Prod Mgmt
MD-Gbl Head Relationship Mgmt
Chief Credit Officer
MD-Gbl Meth. Review
MD-Gbl Credit Strat & Guidance
MD-Gbl Credit Standards
Senior Vice President
MD-Gbl Meth. & Model Dev
MD-Gbl Rtgs Ops & Controls
SVP-Risk Management
SVP-Ratings Ops & Controls
AMD-Ratings Ops & Controls
MD-Fin Data & Analytics
MD-Rating Trans. Services
MD – Managing Director
AMD – Associate Managing Director
SVP – Senior Vice President
VP – Vice President
Asia Pac – Asia Pacific
DeFi – Decentralized Finance
MR – Moody's Ratings
MCO – Moody's Corporation
DCO – Designated Compliance Officer